Exhibit 12

M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,		Three Months to June 30,		Year Ended December 31,
	2004	2003	2004	2003	2003	2002	2001	2000	1999
Earnings	$251,749	$154,488	$143,379	$87,881	$389,940	$301,072	$286,228	$232,034	$183,508

Fixed Charges	$19,624	$26,524	$10,068	$18,434	$43,977	$27,453	$28,782	$30,844	$26,129
Earnings to Fixed Charges	12.83	5.82	14.24	4.77	8.87	10.97	9.94	7.52	7.02

Earnings:
Pretax Earnings from Continuing Operations	234,105	130,771	134,287	70,005	348,223	274,044	255,387	203,201	148,453
Add:
Fixed Charges	19,624	26,524	10,068	18,434	43,977	27,453	28,782	30,844	26,129
Less capitalized interest	(15,075)	(14,415)	(7,709)	(7,363)	(26,779)	(21,116)	(22,498)	(24,367)	(21,261)
Add amortization of previously capitalized interest	13,095	11,608	6,733	6,805	24,519	20,691	24,557	22,356	30,187

Total Earnings	251,749	154,488	143,379	87,881	389,940	301,072	286,228	232,034	183,508

Fixed Charges:
Homebuilding and corporate interest expense	0	0	0	0	0	0	0	0	0
Mortgage lending interest expense	768	981	385	411	1,967	1,822	2,666	3,115	1,906
Interest component of rent expense	2,322	1,728	1,247	932	3,897	2,812	2,253	2,177	1,615
Amortization and expensing of debt expenses (1)	1,459	10,381	727	9,728	11,334	1,703	1,365	1,185	1,347
Capitalized interest	15,075	14,415	7,709	7,363	26,779	21,116	22,498	24,367	21,261

Total Fixed Charges	19,624	27,505	10,068	18,434	43,977	27,453	28,782	30,844	26,129

(1)	Quarter Ended June 30, 2003 includes $9,315,000 of expenses related to debt redemption.